Exhibit 99.1

Amira Nature Foods Ltd Announces Results for the Six Months Ended September 30, 2015

DUBAI, United Arab Emirates – April 26, 2016 – Amira Nature Foods Ltd (the “Company;” or “Amira” NYSE: ANFI), a leading global provider of branded, packaged Indian specialty rice, today reported financial results for the six months ended September 30, 2015.

Six Months Ended September 30, 2015 versus Six Months Ended September 30, 2014:

•	Revenue declined by 17.3% to $231.7 million compared to $280.2 million

•	Adjusted EBITDA of $30.5 million compared to $38.8 million

•	Adjusted EBITDA margin of 13.2%

•	Adjusted profits after tax was $13.5 million compared to $19.8 million

•	Adjusted earnings per share (“EPS”) was $0.38 compared to $0.55

•	Total debt to last twelve months Adjusted EBITDA of 2.1x

Bruce Wacha, Amira’s Chief Financial Officer stated, “We faced an extremely challenging first half of fiscal 2016 which included current industry trends toward lower pricing, currency translation, three years of re-audits, certain litigations and other temporary short term related business disruptions that required increased financial resources and management time. Nonetheless, we were able to maintain our EBITDA margins at their historical levels and remain profitable. Our business began to recover in the fourth quarter of our fiscal year. We are committed to enhancing our customer relationships and returning to growth.”

Six Months Ended September 30, 2015 Results

Revenue decreased by $48.5 million, or 17.3%, to $231.7 million in the six months ended September 30, 2015 from $280.2 million in the six months ended September 30, 2014. The decline in revenue was driven in part by what management believes to be certain temporary short term challenges, including among other things, current industry trends toward lower pricing, currency translation, obtaining three years of re-audits of the Company’s financial statements, successful completion of a forensic investigation, ongoing litigation and certain business matters which required increased financial resources and management time be devoted to matters that did not generate revenue.

During the six months ended September 30, 2015, the Company’s Indian sales increased by $11.4 million or 10.3% to $122.6 million from $111.2 million in the same period of 2014. Revenue growth in India was negatively impacted by the depreciation of the Indian rupee against the U.S. dollar during the six months ended September 30, 2015 as compared to September 30, 2014. Sales in India grew by approximately 17.4% during the six months ended September 30, 2015 as compared to the same period in 2014, when measured in Indian rupees. Sales in India benefited from an increase in distribution which was offset in part by lower prices net of an improved mix. The Company’s International sales decreased by $59.9 million or 35.4% to $109.1 million from $169.0 million for the same period in 2014. International sales were impacted by reduced volumes due in large part to business disruptions which management believes to be short term in nature. During the six months ended September 30, 2015, revenue from international sales contributed 47.1% of total sales, while revenue from Indian sales contributed 52.9% of total sales. During the six month period ended September 30, 2014, revenue from international sales contributed 60.3% of total sales, while revenue from Indian sales contributed 39.7% of total sales.

During the six months ended September 30, 2015, sales of Amira branded and third party branded products declined by $49.0 million or 17.6% to $228.6 million from $277.6 million during the same period in 2014. Amira branded and third party branded sales contribution to 98.7% of total sales for the period, compared to 99.1% in 2014 for the same period. During the six months ended September 30, 2015, institutional sales were $3.1 million or 1.3% of total sales for the period. During the six months ended September 30, 2014, institutional sales were $2.6 million or 0.9% of total sales for the period.

During the six months ended September 30, 2015, adjusted EBITDA decreased $8.3 million to $30.5 million from $38.8 million in the prior six months period. Adjusted EBITDA margins decreased by 60 basis points to 13.2% for the six months ended September 30, 2015, which is in-line with the Company’s three year historical average of 13.2%. The Company’s effective tax rate was 15.7% for the period, compared to 15.9% in the prior year’s period. Adjusted profit after tax was $13.5 million for period, compared to $19.8 million for the prior year’s period. Adjusted EPS was $0.38 for the period compared to $0.55 for the prior year’s period. A reconciliation of adjusted EBITDA, adjusted EBITDA margin, adjusted profit after tax and adjusted EPS is provided in the “Non-IFRS Financial Measures” section of this release.

For the trailing twelve months ended September 30, 2015, the Company had sales of $651.6 million, adjusted EBITDA of $91.6 million and adjusted EPS of $1.39 compared to revenue of $342.0 million, adjusted EBITDA of $41.9 million and adjusted EPS of $0.38 per share for the twelve month period ended June 30, 2012 which proceeded its initial public offering.

Balance Sheet and Cash Flow Highlights

As of September 30, 2015, the Company’s cash and cash equivalents were $20.7 million (not including $8.2 million of short term investments, deposits which are available on demand) and adjusted net working capital was $374.8 million. Total debt was $191.2 million as of September 30, 2015, compared to $211.0 million at March 31, 2015 and total debt to LTM adjusted EBITDA remained 2.1x. As of September 30, 2015, inventories were $233.7 million, compared to $262.9 million, trade receivables were $168.3 million1 compared to $130.4 million and trade payables were $27.7 million compared to $34.3 million at March 31, 2015, respectively. Reconciliations of adjusted net working capital to the IFRS measures of working capital and total current and non-current debt, and LTM adjusted EBITDA respectively, are provided in the “Non-IFRS Financial Measures” section of this release.

Outlook

The Company will look to provide additional commentary around its current business conditions when it releases its full year Fiscal 2016 results. It also reiterated the statements made in its Form 6K filed with the Securities & Exchange Commission on January 25, 2016, where it noted that as a result of the three years of audits, certain litigations and other related business disruptions that it has been an extremely challenging year and that it looks forward to a return to normalcy and growth for the business for the fiscal year ending March 31, 2017.

1 The trade receivables balance included $162.4 million of receivables that are not past due, $5.1 million due less than three months, $0.5 million due less than six months, $0.3 million due less than one year and $0.9 million due more than one year.

About Amira Nature Foods Ltd

Founded in 1915, Amira has evolved into a leading global provider of branded packaged specialty rice and other food products, with sales in more than 60 countries around the world. The Company primarily sells Basmati rice, which is a premium long-grain rice grown only in certain regions of the Indian sub-continent, under its flagship Amira brand as well as under other third party brands. Amira sells its products through a broad distribution network in both the developed and emerging markets. The Company’s global headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, Germany, the United Kingdom, and the United States. Amira Nature Foods Ltd is listed on the New York Stock Exchange (NYSE) under the ticker symbol “ANFI.” For more information, please visit www.amira.net

On January 25, 2016, Amira Nature Foods released its 20-F filing for the fiscal year ended March 31, 2015. This filing can be found on Amira’s website at https://www.amira.net/investor/sec-filings/ or upon request from Amira’s investor relations team.

Safe Harbor for Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. There is no assurance that our current expectations and projections are accurate. These forward-looking statements include, but are not limited to:

-	our goals and strategies;
-	our operations and expansion plans;
-	our future business development, results of operations, financial condition and financial statements;
-	our ability to protect our intellectual property rights;
-	projected revenue, EBITDA, adjusted EBITDA, profits, adjusted profits, earnings, adjusted earnings and other estimated financial information;
-	our ability to maintain strong relationships with our customers and suppliers;
-	governmental policies regarding our industry; and
-	the impact of legal proceedings.

You should not place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in Amira’s Annual Reports found on the SEC’s website located at www.sec.gov. Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

For Investor Inquiries:

Amira Nature Foods Ltd

Bruce Wacha, 646-779-1984

Chief Financial Officer

bruce.wacha@theamiragroup.com

Amira Nature Foods Ltd

Condensed Consolidated Statements of Financial Position

(Amounts in USD)

	As at September 30, 2015 (Unaudited)	As at March 31, 2015 (Audited)
ASSETS
Non-current
Property, plant and equipment	$20,749,947	$22,556,188
Goodwill	1,448,701	1,405,057
Other intangible assets	1,645,890	1,693,856
Other long-term financial assets	439,971	398,511
Total non-current assets	$24,284,509	$26,053,612

Current
Inventories	$233,739,060	$262,887,805
Trade receivables	168,343,825	130,398,610
Derivative financial assets	402,627	638,467
Other financial assets	9,222,544	9,956,265
Prepayments	14,994,227	19,610,778
Other current assets	820,080	865,458
Cash and cash equivalents	20,674,298	46,660,922
Total current assets	$448,196,661	$471,018,305
Total assets	$472,481,170	$497,071,917

EQUITY AND LIABILITIES
Equity
Share capital	$9,220	$9,120
Share premium	84,508,496	82,896,596
Other reserves	(12,167,797)	(6,013,634)
Retained earnings	123,433,290	116,467,681
Equity attributable to shareholders of the Company	$195,783,209	$193,359,763
Equity attributable to non-controlling interest	28,590,706	27,965,362
Total equity	$224,373,915	$221,325,125

Liabilities
Non-current liabilities
Defined benefit obligations	$378,766	$331,041
Debt	958,791	1,465,707
Deferred tax liabilities (Net)	3,848,029	6,217,065
Total non-current liabilities	$5,185,586	$8,013,813

Current liabilities
Trade payables	$27,683,095	$34,336,831
Debt	190,191,620	209,578,866
Current tax liabilities (net)	17,152,164	14,364,651
Derivative financial liabilities	976,946	280,560
Other financial liabilities	5,865,155	6,977,989
Other current liabilities	1,052,689	2,194,082
Total current liabilities	$242,921,669	$267,732,979
Total liabilities	$248,107,255	$275,746,792
Total equity and liabilities	$472,481,170	$497,071,917

Amira Nature Foods Ltd

Condensed Consolidated Statements of Profit or Loss

(Amounts in USD)

	Six months ended
	September 30, 2015 (Unaudited)	September 30, 2014 (Unaudited)
Revenue	$231,734,884	$280,200,545
Other income	106,701	74,659
Cost of material	(143,279,652)	(267,672,107)
Change in inventory of finished goods	(38,825,651)	49,112,448
Employee benefit expenses	(6,890,500)	(5,419,006)
Depreciation and amortization	(1,059,994)	(1,202,179)
Freight, forwarding and handling expenses	(5,004,037)	(9,416,138)
Other expenses	(11,758,367)	(11,566,530)
	$25,023,384	$34,111,692
Finance costs	(15,239,053)	(15,137,450)
Finance income	936,237	1,083,361
Other gains and (losses)	156,879	3,291,671
Profit before tax for the period	$10,877,447	$23,349,274
Income tax expense	(1,703,371)	(3,702,122)

Profit after tax for the period	$9,174,076	$19,647,152
Profit after tax attributable to:
Shareholders of the Company	$6,965,609	$15,577,093
Non-controlling interest	$2,208,467	$4,070,059

Earnings per share
Basic earnings per share	$0.24	$0.54
Diluted earnings per share	$0.24	$0.54

Amira Nature Foods Ltd

Condensed Consolidated Statements of Comprehensive Income

(Amounts in USD)

	Six months ended
	September 30, 2015 (Unaudited)	September 30, 2014 (Unaudited)
Profit after tax for the period	$9,174,076	$19,647,152
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Available for sale financial assets:
Current period gain/(loss)	21,632	30,129
Reclassification to profit or loss	-	-
Income tax	(7,388)	(5,400)
	$14,244	$24,729
Cash flow hedging reserve:
Current period gain/(loss)	-	1,667,700
Reclassification to profit or loss	-	(2,587,545)
Income tax	-	312,655
	$-	$(607,190)

Currency translation reserve	(8,101,255)	(3,333,979)

Other comprehensive income/(loss) for the period, net of tax	$(8,087,011)	$(3,916,440)
Total comprehensive income for the period	$1,087,065	$15,730,712

Total comprehensive income/(loss) for the period attributable to:
Shareholders of the Company	$461,722	$12,429,923
Non-controlling interest	$625,343	$3,300,789

Amira Nature Foods Ltd

Condensed Consolidated Statements of Changes in Equity (unaudited)

(Amounts in USD)

			Other reserves
	Share capital	Share premium	Share-based compensation reserve	Reserve for available for sale financial assets	Currency translation Reserve	Cash flow hedging Reserve	Restructuring Reserve	Retained earnings	Equity attributable to shareholders of the Company	Equity attributable to non - controlling interest	Total equity
Balance as at April 1, 2014 (Audited)	$9,115	$82,804,750	$2,863,362	$(30,127)	$(16,018,401)	$473,664	$9,398,927	$74,334,687	$153,835,977	$18,005,030	$171,841,007
Issue of shares	4	54,996	-	-	-	-	-	-	$55,000	-	$55,000
Repurchase of shares from ex-director and cancelled	(4)	(38,186)	-	-	-	-	-	-	$(38,190)	-	$(38,190)
Share based compensation	-	-	-	-	-	-	-	-	-	-	-
Profit after tax for the period	-	-	-	-	-	-	-	15,577,093	$15,577,093	4,070,059	$19,647,152
Other comprehensive income /(loss) for the period	-	-	-	19,871	(2,679,116)	(487,925)	-	-	$(3,147,170)	(769,270)	$(3,916,440)
Total comprehensive income/(loss) for the period	$-	$-	$-	$19,871	$(2,679,116)	$(487,925)	$-	$15,577,093	$12,429,923	$3,300,789	$15,730,712
Balance as at September 30, 2014 (Unaudited)	$9,115	$82,821,560	$2,863,362	$(10,256)	$(18,697,517)	$(14,261)	$9,398,927	$89,911,780	$166,282,710	$21,305,819	$187,588,529

Balance as at April 1, 2015 (Audited)	$9,120	$82,896,596	$4,582,399	$(6,634)	$(19,988,326)	$-	$9,398,927	$116,467,681	$193,359,763	$27,965,362	$221,325,125
Issue of shares	100	1,611,900	(1,612,000)	-	-	-	-	-	-	-	-
Share based compensation			1,961,725	-	-	-	-	-	$1,961,725	-	$1,961,725
Profit after tax for the period	-	-	-	-	-	-	-	6,965,609	$6,965,609	2,208,467	$9,174,076
Other comprehensive income /(loss) for the period	-	-	-	11,455	(6,515,343)	-	-	-	$(6,503,888)	(1,583,123)	$(8,087,011)
Total comprehensive income/(loss) for the period	$-	$-	$-	$11,455	$(6,515,343)	$-	$-	$6,965,609	$461,721	$625,344	$1,087,065
Balance as at September 30, 2015 (Unaudited)	$9,220	$84,508,496	$4,932,124	$4,821	$(26,503,669)	$0	$9,398,927	$123,433,290	$195,783,209	$28,590,706	$224,373,915

Note: Reported results and other information herein are preliminary and not final until the filing of the Company’s annual report on Form 20-F with the Securities and Exchange Commission and therefore remain subject to adjustment.

Amira Nature Foods Ltd

Condensed Consolidated Statements of Cash Flows

(Amounts in USD)

	Six months ended
	September 30, 2015 (Unaudited)	September 30, 2014 (Unaudited)
(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax for the period	$10,877,447	$23,349,274
Adjustments for non-cash items	2,701,241	2,297,255
Adjustments for non-operating incomes and expenses	14,299,818	14,053,132
Changes in operating assets and liabilities	(29,243,258)	(41,709,501)
	$(1,364,752)	$(2,009,840)
Income taxes paid	(85,825)	(509,525)
Net cash used in operating activities	$(1,450,577)	$(2,519,365)

(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(454,548)	$(1,320,860)
Purchase of intangible assets	-	-
Advance for property, plant and equipment	31,685	-
Proceeds from sale of property, plant and equipment	3,160	1,448
Proceeds from term deposits	7,892,671	9,063,340
Investments in term deposits	(7,437,166)	(7,663,164)
Purchase of short term investments	-	(33,200)
Interest income	467,630	364,706
Net cash generated from investing activities	$503,432	$412,270

(C) CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of shares from ex-director	$-	$(38,190)
Net (repayment of)/ proceeds from short term debt	(9,034,584)	4,467,758
Proceeds from long term debt	19,500	18,150
Repayment of long term debt	(459,085)	(716,850)
Interest paid	(13,334,153)	(12,750,565)
Net cash used in financing activities	$(22,808,322)	$(9,019,697)

(D) Effect of change in exchange rate on cash and cash equivalents	(2,231,157)	(801,820)
Net decrease in cash and cash equivalents (A+B+C+D)	$(25,986,624)	$(11,928,612)
Cash and cash equivalents at the beginning of the period	46,660,922	37,606,098
Cash and cash equivalents at the end of the period	$20,674,298	$25,677,486

Non-IFRS Financial Measures

In evaluating our business, we consider and use the non-IFRS measures EBITDA, adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus finance costs (net of finance income), income tax expense and depreciation and amortization; (2) adjusted EBITDA, as EBITDA plus non-cash expense for share-based compensation and one-time legal & professional charges for defending against a class action lawsuits for six months ended September 30, 2015 and 2014, respectively (3) adjusted profit after tax, as profit after tax plus non-cash expense for share-based compensation and one-time legal & professional charges for defending against a class action lawsuits for six months ended September 30, 2015 and 2014, respectively; (4) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our weighted average number of shares (including dilutive impact of share options granted) for the applicable period and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India; (5) adjusted net working capital as total current assets minus: (a) total current liabilities (b) cash and cash equivalents and plus current debt; and (6) net debt as total current and non-current debt minus cash and cash equivalents.

We use both EBITDA and adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of both EBITDA and adjusted EBITDA as non-IFRS measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), non-recurring IPO-related expenses, one time legal and professional charges for defending class action suits, the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses. We also present these non-IFRS measures because we believe they are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tool, and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for profit/ (loss) or other consolidated statements of operations data prepared in accordance with IFRS. Some of these limitations include, but are not limited to:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	it does not reflect changes in, or cash requirements for, our working capital needs;
•	it does not reflect the finance or interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;
•	it does not reflect income taxes or the cash requirements for any tax payments;
•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net profit, EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;
•	other companies may calculate EBITDA, Adjusted EBITDA and other non-IFRS measures differently than we do, limiting the usefulness of this non-IFRS measure as a comparative measure.

We compensate for these limitations by relying primarily on our IFRS results and using non-IFRS measures only as a supplemental information.

We present adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to profit after tax, basic and diluted earnings per share, working capital and total current and non-current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also believe that these non-IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above.

Reported results and other information herein are preliminary and not final until the filing of the Company’s annual report on Form 20-F with the Securities and Exchange Commission and therefore remain subject to adjustment.

In the following tables we have provided reconciliation of the non-IFRS measures to the most directly comparable IFRS measure:

1.	Reconciliation of profit after tax to EBITDA and adjusted EBITDA:

	Six months ended
	September 30, 2015	September 30, 2014

Profit after tax (PAT)	$9,174,076	$19,647,152
Add: Income tax expense	1,703,371	3,702,122
Add: Finance costs (net of finance income)	14,302,816	14,054,089
Add: Depreciation and amortization	1,059,994	1,202,179
EBITDA	$26,240,257	$38,605,542
Add: Non-cash expenses for share-based compensation	1,961,726	187,222
Add: One-time legal & professional charges for defending against a class action lawsuit	2,330,733	-
Adjusted EBITDA	$30,532,716	$38,792,764

2.	Reconciliation of profit after tax to adjusted profit after tax:

	Six months ended
	September 30, 2015	September 30, 2014

Profit after tax (PAT)	$9,174,076	$19,647,152
Add: Non-cash expenses for share-based compensation	1,961,726	187,222
Add: One-time legal & professional charges for defending against a class action lawsuit	2,330,733	-
Adjusted profit after tax	$13,466,535	$19,834,374

3.	Reconciliation of earnings per share and adjusted earnings per share:

		Six months ended
		September 30, 2015	September 30, 2014

Profit after tax (PAT)		$9,174,076	$19,647,152
Profit attributable to Shareholders of the Company	(A)	$6,965,609	$15,577,093
Weighted average number of shares (for basic earnings per share)	(B)	28,780,164	28,675,801
Dilutive impact of share options as converted in equivalent number of shares	(C)	-	245,346
Weighted average number of shares (for diluted earnings per share)	(D) = (B) + (C)	28,780,164	28,921,147
Basic earnings per share as per IFRS	(A) ÷ (B)	$0.24	$0.54
Diluted earnings per share as per IFRS	(A) ÷ (D)	$0.24	$0.54

Shares issuable under share exchange agreement for non-controlling interest	(E)	7,005,434	7,005,434
Number of shares outstanding including shares for non-controlling interest	(F) = (D) + (E)	35,785,598	35,926,581
Profit after tax (PAT)		$9,174,076	$19,647,152
Add: Non-cash expenses for share-based compensation		$1,961,726	$187,222
Add: One-time legal & professional charges for defending against a class action lawsuit		2,330,733	-
Adjusted profit after tax	(G)	$13,466,535	$19,834,374

Adjusted earnings per share	(G) ÷ (F)	$0.38	$0.55

4.	Reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

	As at September 30, 2015	As at March 31, 2015
	(Amount in $)
Current assets:
Inventories	233,739,060	262,887,805
Trade receivables	168,343,825	130,398,610
Derivative financial assets	402,627	638,467
Other financial assets	9,222,544	9,956,265
Prepayments	14,994,227	19,610,778
Other current assets	820,080	865,458
Cash and cash equivalents	20,674,298	46,660,922
Total current assets	448,196,661	471,018,305

Current liabilities:
Trade payables	27,683,095	34,336,831
Debt	190,191,620	209,578,866
Current tax liabilities (net)	17,152,164	14,364,651
Derivative financial liabilities	976,946	280,560
Other financial liabilities	5,865,155	6,977,989
Other current liabilities	1,052,689	2,194,082
Total current liabilities	242,921,669	267,732,979

Working Capital (Total current assets minus Total current liabilities)	205,274,992	203,285,326
Less: Cash and cash equivalents	20,674,298	46,660,922
Add: Current debt	190,191,620	209,578,866
Adjusted net working capital	374,792,314	366,203,270

5.	Reconciliation of total current and non-current debt to net debt:

	As at September 30, 2015	As at March 31, 2015
	(Amount in $)
Current debt	190,191,620	209,578,866
Non-current debt	958,791	1,465,707
Total current and non-current debt as per IFRS	191,150,411	211,044,573
Less: Cash and cash equivalents	20,674,298	46,660,922
Net debt	170,476,113	164,383,651